VIA EDGAR

Bingham McCutchen LLP
355 South Grand Avenue
Los Angeles, CA 90071

November 12, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	City National Rochdale Funds (Formerly CNI Charter Funds) - File No. 333-191513 (the “Registrant”)

Ladies and Gentlemen:

This letter summarizes the comments provided to us as representatives of the Registrant by Mr. Christian Sandoe, Ms. Cindy Rose and Ms. Alison White of the Staff of the Securities and Exchange Commission (the “Commission”) by telephone on October 29, 2013, regarding the Registrant’s Form N-14 registration statement, filed on October 1, 2013, with respect to the  proposed reorganization of City National Rochdale Alternative Total Return Fund LLC (the “Target Fund”) into the City National Rochdale Fixed Income Opportunities Fund, a series of the Registrant (the “Acquiring Fund”).  The Staff’s comments and the Registrant’s responses thereto are included below and, as appropriate, will be reflected in Pre-Effective Amendment Number 2 to Registrant’s Form N-14 registration statement (the “Amendment”), to be filed separately.

1.
Comment:  Please confirm the Board of Trustees of the Acquiring Fund has determined the reorganization is in the best interest of the Acquiring Fund’s shareholders and describe the factors considered by the Acquiring Fund Board in making its determination.

Response:  The Registrant confirms that the Board of Trustees of the Acquiring Fund (the “Board”), including the Trustees who are not “interested persons” of the Acquiring Fund (the “Independent Trustees”), as such term is defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”), has unanimously determined that participation in the reorganization is in the best interests of the Acquiring Fund and its shareholders.  In addition, as required by Rule 17a-8 under the 1940 Act, the Board, including the Independent Trustees, has unanimously found that the interests of existing Acquiring Fund shareholders will not be diluted as a result of the reorganization.  Prior to making these findings, the Independent Trustees received a memorandum from their independent legal counsel outlining their legal duties with respect to reorganizations of affiliated funds and discussed the proposed reorganization in executive session with their independent legal counsel.  The same board members comprise the Board and the Board of Managers of the Target Fund.

The proposed reorganization was considered by the Board over the course of three Board meetings.  The Board received presentations and written materials on the proposed reorganization, including a memorandum from City National Rochdale LLC, the investment adviser to the Target Fund and Acquiring Fund (“CNR”), on the proposed reorganization, a fact sheet that compared the salient features of the Target Fund and Acquiring Fund, as well as certain tax information and “pro forma” information that assumed the completion of the reorganization, and a draft of the Form N-14 registration statement.  The Independent Trustees, through their independent legal counsel, also requested and received additional information from CNR in connection with their consideration of the proposed reorganization.

The Board considered a number of factors in approving the reorganization, including: (i) the recommendation of CNR with respect to the reorganization; (ii) the reorganization presents an economical way for the Acquiring Fund to gain exposure to a new asset class which has provided attractive returns and offers low volatility and low correlation with the U.S. equity markets; (iii) the life insurance policies would be acquired by the Acquiring Fund without incurring the high transaction costs of purchasing them in the open market; (iv) none of the costs of the reorganization would be borne by the Acquiring Fund; and (v) Garret D’Alessandro, a portfolio manager of the Target Fund and the Acquiring Fund, has extensive experience with investments in life insurance policies.

The Board also unanimously approved a change to the Acquiring Fund’s investment strategies to permit the Fund to invest up to 15% of its net assets in life insurance policies and interests related thereto through life settlement transactions either directly or through a wholly-owned subsidiary of the Acquiring Fund organized under the laws of Ireland.  Supplements to the Acquiring Fund’s Summary Prospectus, Statutory Prospectus and Statement of Additional Information were filed with the Commission on September 6, 2013 to permit these investments, and the supplements were subsequently ratified by the Board.  The Acquiring Fund’s ability to make these investments is reflected in the Form N-14 registration statement that was filed with the Commission.

In addition, as further discussed in response to Comment 2 below, the Board approved the fair valuation methodology and procedures to be used to determine the fair value of each life insurance policy held by the Acquiring Fund and its wholly-owned subsidiary.

2.
Comment:  Please explain the Acquiring Fund’s procedures for valuing life settlement investments, considering that the Acquiring Fund is an open-end fund that calculates its net asset value on a daily basis, and how such valuations will be consistent with Generally Accepted Accounting Principles.  Confirm that the Board of Trustees of the Acquiring Fund considered and approved the Acquiring Fund’s procedures for valuing life settlement investments.

Response:  As disclosed in the Form N-14 registration statement and the supplements to the Acquiring Fund’s Summary Prospectus, Statutory Prospectus and Statement of Additional Information noted above, market quotations will not be readily available for the life insurance policies, and the life insurance policies will be priced using a fair value methodology adopted by the Board.

The Target Fund is a closed-end fund which computes its net asset value on a monthly basis.  As the Acquiring Fund is an open-end fund that strikes its net asset value on a daily basis, CNR worked closely with KPMG LLP, the Acquiring Fund’s auditor, to make a number of enhancements to the fair valuation methodology and procedures used by the Target Fund to price life insurance policies.  CNR provided a memorandum and made a presentation to the Board regarding these enhancements and how the updated methodology and procedures would be applied for the Acquiring Fund, a fund offering daily liquidity.

The enhanced fair valuation methodology includes a variety of inputs, including life expectancy estimates prepared by third party life expectancy evaluation firms, future premium payments, the net death benefit, a discount rate and insurance company credit ratings.  The updated procedures require ongoing monitoring of the fair valuation process, including the daily review of the fair valuation of each life insurance policy against specified metrics, regular monitoring of the inputs into the fair value methodology, realization testing and quarterly Board reporting on the fair valuations of the life insurance policies and the functioning of the fair valuation procedures.

The Registrant confirms that the Board approved the enhanced fair valuation methodology and procedures.  Prior to this approval, the Independent Trustees discussed the proposed fair valuation methodology and procedures in executive session with their independent legal counsel and KPMG.  The Board of Managers of the Target Fund approved updates to the Fund’s fair valuation methodology and procedures reflecting the enhancements.

3.
Comment:  Please provide additional information regarding the Rochdale Alternative Total Return Offshore Fund, LP (the “Offshore Fund”), which currently holds a significant portion of the shares of the Target Fund.  In particular, please describe the shareholders of the Offshore Fund, noting whether they are affiliates of CNR, the fee arrangements with respect to the Offshore Fund, and whether the Offshore Fund will continue to hold its shares of the Acquiring Fund after the reorganization.

Response:  The Offshore Fund is a limited partnership formed under the laws of the British Virgin Islands for which CNR serves as investment adviser.  The Offshore Fund bears a pro rata portion of the operating expenses of the Target Fund.  No direct management fees are paid, and no direct performance allocations are made, by the Offshore Fund to CNR.  CNR receives a management fee and is entitled to receive a performance allocation from the Target Fund, and the Offshore Fund bears a pro rata portion of these fees and allocations.  The investors in the Offshore Fund are all non-U.S. persons.  Neither CNR nor any of its affiliates are investors in the Offshore Fund. Assuming the reorganization is approved by Target Fund shareholders, CNR currently expects that the Offshore Fund will redeem the Acquiring Fund shares it receives in the reorganization as investing in the Acquiring Fund, a fund with a broad fixed income mandate, would be inconsistent with the Offshore Fund’s investment objective and strategies.  The Registrant has disclosed this expected redemption in the Amendment.

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (714) 830-0679.  Thank you.

Sincerely,

/s/ Laurie A. Dee

Laurie A. Dee, Esq.
Bingham McCutchen LLP